FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange, dated March 22, 2005, regarding the documentation of the General Ordinary Shareholders Meeting summoned for April 27, 2005, and attached Notice, Minutes, and Audit Committee Opinion.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 22, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE: Documentation of the General Ordinary Shareholders Meeting summoned for April 27, 2005

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the General Ordinary Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº181 held on March 21, 2005.

We hereby attach:

a)	The Notice.

b)	Relevant part of the Minutes of the Board of Directors Meeting No. 181, that includes the proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

c)	The opinion of the Audit Committee regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to: i) designation of External Auditors for Fiscal Year 2005; ii) Remuneration to the Board of Directors; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2004.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

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TELECOM ARGENTINA S.A.

NOTICE OF GENERAL SHAREHOLDERS’ ORDINARY MEETING

Shareholders are hereby invited to attend the Ordinary General Shareholders’ Meeting to be held at Avda. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, on April 27, 2005, at 10:00 a.m. at first call, and at 11:00 a.m. at second call, in order to deal with the following:

AGENDA

1°)	Appointment of two shareholders to approve and sign the Minutes.

2°)	Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Regulation of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Regulation of the U.S. Securities & Exchange Commission for the sixteenth fiscal year ended on December 31, 2004.

3°)	Discussion of Company’s status under Section 206 of the Corporate Law (“LSC”). Proposal of the Board of Directors concerning: (a) transfer to the new fiscal year of the aggregate negative balance reported in retained earnings as at 12/31/04, postponing the decision to apply section 206 of the LSC until completion of the debt restructuring process; and (b) if in the meantime no new decree is issued to stay the application of section 206 of the LSC, the Board of Directors shall call a meeting to consider the issue immediately after the approval of the first financial statements recording earnings related to the debt restructuring of the Company.

4°)	Review of the performance of the Board of Directors and the Surveillance Committee acting during the sixteenth fiscal year.

5°)	Review of the Board of Directors’ compensation ($ 1,670,000,- allocated amount) for the fiscal year ended on December 31, 2004, which recorded loss under the terms of the Regulation of the Comisión Nacional de Valores.

6°)	Authorization of the Board of Directors to make advance payments of fees payable in the amount set forth at the Meeting to those directors who during the seventeenth fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the Shareholders’ Meeting reviewing the documents of such fiscal year.

7°)	Fees payable to the Surveillance Committee acting during the sixteenth fiscal year.

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8°)	Determination of the number of regular and alternate directors who shall hold office during the seventeenth fiscal year.

9°)	Election of regular and alternate directors to serve during the seventeenth fiscal year.

10°)	Election of regular and alternate members of the Surveillance Committee for the seventeenth fiscal year.

11°)	Appointment of the independent auditors who shall review the financial statements for the seventeenth fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2004.

12°)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2005.

THE BOARD OF DIRECTORS.

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Note 1: To attend the Meeting, shareholders are required to deposit the book-entry share certificates of ownership issued for such purpose by Caja de Valores S.A., no later than three business days prior to the date specified below, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3:00 to 5:00 p.m. The deadline is April 21, 2005, at 5:00 p.m..

Note 2: The documents to be reviewed at the Meeting, including the Board of Directors’ proposals on the relevant issues, are available at Telecom Argentina web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the place and time indicated in the above Note.

Note 3: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate in the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document in the case of individuals or registration information in the case of legal entities, expressly indicating Register, jurisdiction and domicile, specifying type of domicile. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 4: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Regulation in order to qualify to issue a vote in a dissenting manner.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Book of Attendance.

Item 1

PROPOSALS OF THE BOARD OF DIRECTORS

WITH RESPECT TO THE ISSUES TO BE CONSIDERED AT THE MEETING.

In compliance with Section 71 (included by Decree No. 677/01) of Law 17,811 that provides that 20 days before any Shareholders’ Meeting, the Board of Directors must make available to the shareholders any material information related to the Meeting “and the Board of Directors’ proposals”, the Board of Directors makes available such proposals, as it may consider advisable on the issues to be considered at the Meeting.

In respect of the proposals to be submitted to the meeting on: (i) Board of Directors’ fees for fiscal year 2004; (ii) appointment of Independent Auditors to review the financial statements for fiscal year 2005; and (iii) fees for auditing services payable to Independent Auditors of the financial statements for fiscal year 2004, the prior approval by the Audit Committee has been obtained in all cases. Furthermore, the Audit Committee made an estimate of the funds it shall need to perform its duties during fiscal year 2005 in order to request the budget approval at the Meeting. Directors and Members of the Surveillance Committee received in advance a copy of the Audit Committee’s opinion on the proposals submitted to consideration.

The Board of Directors has unanimously resolved to submit to the shareholders the following proposals concerning the issues to be discussed at the General Ordinary Meeting called for April 27, 2005:

First item: The Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the largest number of shares to participate at the Meeting.

Second item: The Board proposes the approval of the documents of fiscal year ended on December 31, 2004 (Annual Report, Summary Information, Report under section 68 of the Listing Regulation of the Bolsa de Comercio de Buenos Aires, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of Surveillance Committee, annual report of the Audit Committee, and all other documents of the fiscal year, including documents in English required by the Securities & Exchange Commission), as submitted by the Board of Directors, the Surveillance Committee, and the Audit Committee.

Third item: The Board of Directors considers that the application of section 206 of the Companies Law to the Company could be temporary, since upon completion of the Company debt restructuring which is scheduled for this fiscal year, a significant accounting earnings will be reported allowing reduction of a material portion of the cumulated loss. Therefore, the Board of Directors submits the following proposals to the Meeting:

a)	That the transfer to the new fiscal year of all negative retained earnings as at December 31, 2004 be approved and the decision to apply section 206 of the LSC to the Company be postponed until completion of the debt restructuring process; and

(b)	That if in the meantime no new decree is issued to stay the application of section 206 of the LSC, the Board of Directors should call a shareholders’ meeting to consider such issue after the approval of the first financial statements reporting the earnings derived from the debt restructuring of the Company.

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Fourth item: The Meeting shall review the performance of the members of the Board of Directors and of the Surveillance Committee acting during fiscal year ended December 31, 2004.

Fifth item: An aggregate compensation of $ 1,670,000.- is proposed to be assigned to the Board of Directors acting during fiscal year 2004 to be distributed among independent directors in the manner decided by the Board of Directors. In the opinion of the Audit Committee, this proposal and the one included in the following item are reasonable.

Sixth item: It is proposed that the Meeting authorize the Board of Directors to make advance payments up to a global aggregate amount of $ 1,800,000.- to those directors acting as “independent directors” or performing technical and administrative tasks or special assignments during fiscal year ending on December 31, 2005 and to increase such amount in the event of inflation.

Seventh item: An aggregate compensation of $ 170,000.- is proposed to be distributed among regular members of the Surveillance Committee in such manner as they may agree.

Eighth item: It is proposed to set the number of regular directors to six (6) and the number of alternate directors to six (6) to act during fiscal year ending December 31, 2005.

Ninth and Tenth items: The Board of Directors abstains from submitting a proposal in respect of these items and reminds the shareholders who propose candidates to serve on the Board of Directors and the Surveillance Committee of the requirement to inform the Meeting if the candidates are “independent” or “non-independent”. Furthermore, the Board of Directors reminds the shareholders that, of the total number of directors to be designated, at least three must be “independent” (under both CNV Regulation and the Rule 10 A-3 of the Securities & Exchange Commission), to take part in the Audit Committee, which as from July 31, 2005 must be exclusively composed of “independent directors” according to the Regulation of the Securities & Exchange Commission.

Eleventh item: The Board of Directors proposes that the accounting firm “Price Waterhouse&Co. S.R.L.”, which acted as Independent Auditors during fiscal year 2004, should be appointed for the same position for the fiscal year ending on December 31, 2005. It also proposes that its compensation be fixed at the Meeting reviewing the documents of the fiscal year ending on December 31, 2005, and delegates to the Audit Committee the powers to determine how the service will be rendered and to make advance payments of fees. In respect of compensation for financial statement auditing services rendered by the Independent Auditors during fiscal year ended December 31, 2004, it is proposed that total compensation be set at $ 650,000.- (without VAT).

Twelfth item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during fiscal year ending December 31, 2005 be set at $ 600,000.-

Item 1

MINUTES OF

AUDIT COMMITTEE MEETING N°15

PARTICIPANT MEMBERS:	Dres. Alberto Y. Messano, Julio P. Naveyra and Raúl A. Miranda.

SECRETARY:	Mr. Héctor Caram

DATE OF MEETING:	March 17, 2005

RELEVANT PART:

OPINION OF THE PROPOSALS THAT THE BOARD OF DIRECTORS HAS THE INTENTION TO PRESENT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

Mr Naveyra states that the Board of Directors of the Company, in accordance with articles 13 and 15, sections a) and e) of the Decree 677/01, has requested the Audit Committee to issue an opinion of the proposals that the Board of Directors has the intention to present to the General Ordinary Annual Shareholders Meeting, with respect to:

a) Appointment of Price Waterhouse & Co. S.R.L. as External Auditors of the Financial Statements of the Company, corresponding to the fiscal year to be ended in December 31, 2005.

b) The compensation of P$1,670,000 to the Board of Directors in office during fiscal year 2004, to be distributed among the independent directors or those that performed special tasks, in the manner to be decided by the Board of Directors. Furthermore, the Board of Directors would propose to be authorized by the Shareholders Meeting to make advance payments up to a global amount of P$1,800,000 to the directors that will perform as “independent directors” or those that perform technical-administrative or special tasks, allowing to increase such amount in the case of inflation.

c) The proposal to pay the sum of Six Hundred and Fifty Thousand Pesos ($650,000, without VAT, to Price Waterhouse & Co. S.R.L. for their services as External Auditors of the Financial Statements of Telecom corresponding to fiscal year 2004.

Mr. Naveyra adds that the Board of Directors has also requested an estimate of the amount of money that must be proposed for approval of the Shareholders Meeting, as a budget for the operation of the Audit Committee during fiscal year 2005.

Item 1

1) Opinion of the proposal of designation of External Auditors for Fiscal Year 2005.

The Board of Directors will propose the designation of Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements of the fiscal year that started on January 1, 2005 and that will end on December 31, 2005, where Mr. Juan Carlos Grassi will act as Acting Certified Public Accountant while Mr. Juan Pedro Jackson and Mrs. Silvia Patricia Giordano will act as alternates.

The Audit Committee discusses the firm’s background and the performance of recent fiscal years considering:

•	Price is one of the most renowned and prestigious accounting firms, both locally and internationally, that has performed and continues to perform external audit functions in some companies and corporations, has vast experience in the matter.

•	Except for fiscal years 2001 and 2002, Price has performed as External Auditors of the Financial Statements of Telecom since its constitution (in some fiscal years as joint-auditor), without receiving any objection from regulators or shareholders. In fiscal year 2004, Price was the exclusive External Auditor, having performed its activities in satisfactory form and with due independence, as expressed in the annual report that this Committee was presented to the Board of Directors of the Company.

•	The professional solvency of the partners and working group of Price that has being performing the external audit in Telecom and the knowledge acquired of the Company, its accounts and internal controls, make advisable their continuity in the position, due to the accumulated experience, added to the proven independence and efficiency with which it has performed its functions, that constitute an important support for their performance in the new fiscal year.

It is unanimously resolved to submit to the Board of Directors an opinion fully favorable of the proposal to appoint Price Waterhouse & Co. S.R.L. as External Auditors for Fiscal Year 2005.

2) Opinion of the proposal of compensation of the Board of Directors of Fiscal Year 2004 and advance payments for those to perform during Fiscal Year 2005.

The Board of Directors has the intention to propose to the Shareholders Meeting to allocate a total remuneration of P$1,670,000 to be distributed among independent directors or those that have performed special tasks, in the manner to be decided by the Board of Directors. Furthermore, it would propose to the Shareholders Meeting to authorize the Board of Directors to make advance payments up to an amount of P$1,800,000 to the directors that during the fiscal year that ends in December 31, 2005 perform as “independent directors” or that perform technical-administrative or special tasks, authorizing to increase such amount in the case of inflation.

Item 1

In order to submit the proposal, it is considered that Mr. Oscar Cristianci, Alberto Y. Messano and Gerardo Werthein, have resigned to receive remuneration for their performance as Directors of the Company during fiscal year 2004.

In accordance to article 15 section e) of Decree Nº677/01, the Audit Committee has to issue an opinion with respect to the reasonability of the proposal. Notwithstanding, Mr. Naveyra and Mr. Miranda state that, as independent directors, are affected by a conflict of interest as both are beneficiaries of part of the remuneration that the Shareholders Meeting sets for the Board of Directors. Therefore, only Mr Messano is in condition to issue an opinion on this matter.

Mr Messano states that the evaluation of the proposal of the Board of Directors regarding the remuneration to directors included:

•	A comparison with previous fiscal years.

•	Verification of the compliance of legal, regulatory and statutory regulation.

Having ended such evaluation and considering:

•	That the remuneration that is being proposed to be allocated to the Board of Directors are only to pay exclusively the services of independent directors, as the three “non-independent directors” have resigned to receive remuneration:

•	That the three independent directors are persons with vast experience and excellent professional reputation;

•	That the independent directors assume a great responsibility and dedicate a considerable amount of time in the performance of their tasks, as some of them also form part of the Audit Committee, and others take part of the negotiations related to the debt restructuring process of the Company, and represent the Company in governmental and business entities;

•	The amount of fees that it is being proposed for fiscal year 2004 is in line with the remuneration approved by the Shareholders Meeting for the previous fiscal year;

•	It is of general practice that the Shareholders Meeting authorizes the Board of Directors to make advance payments to directors that during the new fiscal year perform as independent directors or to those that perform technical-administrative or special tasks, as it would not deem reasonable to defer to the next fiscal year the payment of all the remuneration for functions that require so much time and dedication. With respect to the amount of these advanced payments, it seems reasonable as well as the possibility of increasing the amount in case of inflation.

•	In the case that the proposal is approved by the Shareholders Meeting as a specific point of the Agenda of the Meeting, in accordance to Chapter III of the CNV Regulation, the payment of the remuneration does not violate any legal, regulatory or statutory regulation, applicable to the Company.

Item 1

Due to the above mentioned, Mr Messano concludes that the remuneration proposed by the Board that performed during fiscal year 2004, is deemed “adequate” in the terms of article 2º, section d) of the Chapter III of the CNV Regulation, taking into account the responsibilities, representations, technical tasks, dedication to the functions, competence, professional reputation of the independent directors that perceive such fees and the value of their services in the market. Moreover, the possibility of authorizing the Board of Directors to make advance payments to those directors acting during fiscal year 2005 is considered reasonable and in accordance to market practice.

3) Fees to be payable to External Auditors of Fiscal Year 2004.

The Board of Directors has the intention to propose to the Shareholders Meeting to approve a payment to Price Waterhouse & Co. S.R.L. for their services as External Auditors of the Financial Statements of Telecom Argentina S.A. corresponding to fiscal year 2004 of Six Hundred and Fifty Thousand Pesos (P$650,000), without VAT, and has requested the opinion of the Audit Committee regarding the reasonability of such proposal.

The Audit Committee considers that:

•	The fees are appropriate taking into account the importance, magnitude and quality of the tasks performed by the External Auditors;

•	The proposed fees are within the range of fees approved by other public companies, with similar characteristics of Telecom;

•	The amount is lower that the fees authorized by the Shareholders Meeting for two firms that rendered auditing services in the previous fiscal year;

The Committee concludes that the sum of $650,000 that the Board of Directors would propose to the Shareholders Meeting to approve as fees to the External Auditors for the fiscal year ended December 31, 2004 is deemed reasonable.

4) Budget for the operation of the Audit Committee during Fiscal Year 2005.

The Board of Directors has requested the Audit Committee to estimate an amount of money that must be proposed for approval of the Shareholders Meeting, in concept of budget for the operation of the Audit Committee during Fiscal Year 2005.

After discussing the matter, considering the experience gained during the last fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to evaluations and testing of internal controls and the implementation of the channels that will receive allegations, the Audit Committee resolves to request to the Shareholders Meeting to approve an operative budget of P$600,000 for fiscal year 2005.

Julio P. Naveyra	Alberto Y. Messano	Raúl A. Miranda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 25, 2005	By:	/s/ Carlos Alberto Felices
Name: Carlos Alberto Felices
Title: Chief Executive Officer